EXHIBIT 99.1

CORRECTION: Error in reporting of trade subject to notification

STAVANGER, Norway, Dec. 18, 2015 (GLOBE NEWSWIRE) -- The shares of a primary insider's spouse was missing in the reporting of share trading on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 December 2015.

This is a correction of the announcement of 15.12.2015 09:15 CEST. The correction regards a missing number in the share trading reporting of a primary insider's spouse.

As a participant in Statoil's share saving programme, primary insider Margareth Øvrum in Statoil ASA has on 15 December 2015 been allocated shares at an average price of NOK 135 per share:

Name	Allocated shares	New shareholding
Øvrum, Margareth	1039	42621

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

HUG#1974789

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